EXHIBIT 99.1

Alvotech Announces Strategic Refinancing Agreement

REYKJAVIK, Iceland, June 07, 2024 (GLOBE NEWSWIRE) -- Alvotech (NASDAQ: ALVO), a global biotech company specializing in the development and manufacture of biosimilar medicines for patients worldwide, today announced the successful arrangement of a strategic refinancing transaction. The financing, led by GoldenTree Asset Management, with participation from other institutional investors (collectively, the “Lenders”), will enable Alvotech (the “Company”) to improve cost of capital, address upcoming debt maturities in 2025 and enhance its financial flexibility by adding incremental cash to the balance sheet.

With the transaction, Alvotech obtains financing from experienced healthcare investors who share the Company’s confidence in its expected near-term product launches and pipeline progress.

Alvotech has entered into an agreement with the Lenders for a senior secured first lien term loan facility (the “Facility”) of up to $965 million, in two tranches. The first tranche, a first lien $900 million term loan bears an interest rate of SOFR plus 6.5% per annum. The Lenders have also committed to an optional second tranche, a $65 million first lien, second out term loan drawable at Alvotech’s discretion, which bears an interest rate of SOFR plus 10.5% per annum. The Facility matures in June 2029 and is expected to fund in July 2024. The Company intends to use the proceeds from the Facility to refinance various outstanding debt obligations, including those maturing in 2025. The remaining proceeds from this transaction will be allocated towards supporting Alvotech’s working capital requirements for ongoing and expected launches in the near term.

“This facility aligns with our commitment to enhance financial flexibility and sustain Alvotech’s long-term growth. We expect significant revenue growth and diversification as we launch our biosimilars in multiple markets around the world and advance our pipeline of biosimilar candidates. Refinancing near-term maturing debt will help us execute our growth plans over the near and mid-term,” said Joel Morales, Chief Finance Officer of Alvotech.

Alvotech is a vertically integrated biotech company focused exclusively on the development and manufacture of biosimilar medicines for markets worldwide. Alvotech has built a comprehensive platform that includes all phases of product development and commercial manufacturing and has formed a network of strategic commercial partnerships to provide global reach in over 90 countries worldwide.

About Alvotech
Alvotech is a biotech company, founded by Robert Wessman, focused solely on the development and manufacture of biosimilar medicines for patients worldwide. Alvotech seeks to be a global leader in the biosimilar space by delivering high quality, cost-effective products, and services, enabled by a fully integrated approach and broad in-house capabilities. Alvotech has launched two biosimilars. The current development pipeline includes nine disclosed biosimilar candidates aimed at treating autoimmune disorders, eye disorders, osteoporosis, respiratory disease, and cancer. Alvotech has formed a network of strategic commercial partnerships to provide global reach and leverage local expertise in markets that include the United States, Europe, Japan, China, and other Asian countries and large parts of South America, Africa and the Middle East. Alvotech’s commercial partners include Teva Pharmaceuticals, a US affiliate of Teva Pharmaceutical Industries Ltd. (US), STADA Arzneimittel AG (EU), Fuji Pharma Co., Ltd (Japan), Advanz Pharma (EEA, UK, Switzerland, Canada, Australia and New Zealand), Cipla/Cipla Gulf/Cipla Med Pro (Australia, New Zealand, South Africa/Africa), JAMP Pharma Corporation (Canada), Yangtze River Pharmaceutical (Group) Co., Ltd. (China), DKSH (Taiwan, Hong Kong, Cambodia, Malaysia, Singapore, Indonesia, India, Bangladesh and Pakistan), YAS Holding LLC (Middle East and North Africa), Abdi Ibrahim (Turkey), Kamada Ltd. (Israel), Mega Labs, Stein, Libbs, Tuteur and Saval (Latin America) and Lotus Pharmaceuticals Co., Ltd. (Thailand, Vietnam, Philippines, and South Korea). Each commercial partnership covers a unique set of product(s) and territories. Except as specifically set forth therein, Alvotech disclaims responsibility for the content of periodic filings, disclosures and other reports made available by its partners. For more information, please visit www.alvotech.com. None of the information on the Alvotech website shall be deemed part of this press release.

About GoldenTree
GoldenTree is an employee-owned, global asset management firm that specializes in opportunities across the credit universe in sectors such as high yield bonds, leveraged loans, private credit, distressed debt, structured products, emerging markets, private equity and credit-themed equities. GoldenTree was founded in 2000 by Steven A. Tananbaum and is one of the largest independent global credit asset managers. GoldenTree manages nearly $55 billion for institutional investors, including leading public and corporate pensions, endowments, foundations, insurance companies and sovereign wealth funds. GoldenTree has over 300 employees, with offices in New York, West Palm Beach, Charlotte, Newport Beach, Dallas, London, Dublin, Munich, Singapore, Sydney, Tokyo and Dubai. For more information, please visit www.goldentree.com.

Forward Looking Statements
Certain statements in this communication may be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements generally relate to future events or the future financial operating performance of Alvotech and may include, for example, Alvotech’s expectations regarding its ability to satisfy conditions precedent to close the transaction and draw down the loan, to comply with the covenants of the Facility and to exercise its rights under the facility, the expected use of proceeds from the Facility, potential future financings or strategic transactions, Alvotech’s competitive advantages, business prospects and opportunities including product launches, pipeline product development, revenue and diversification, future plans and intentions, results, level of activities, performance, goals or achievements or other future events, regulatory submissions, review and interactions, the potential approval and commercial launch of its product candidates, the timing of regulatory approval, and market launches. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “aim” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Alvotech and its management, are inherently uncertain and are inherently subject to risks, variability, and contingencies, many of which are beyond Alvotech’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the ability to raise substantial additional funding, which may not be available on acceptable terms or at all; (2) the ability to maintain stock exchange listing standards; (3) changes in applicable laws or regulations; (4) the possibility that Alvotech may be adversely affected by other economic, business, and/or competitive factors; (5) Alvotech’s estimates of revenue, expenses and profitability; (6) Alvotech’s ability to develop, manufacture and commercialize the products and product candidates in its pipeline; (7) the ability of Alvotech or its partners to enroll and retain patients in clinical studies; (8) the ability of Alvotech or its partners to gain approval from regulators for planned clinical studies, study plans or sites; (9) the ability of Alvotech’s partners to conduct, supervise and monitor existing and potential future clinical studies, which may impact development timelines and plans; (10) Alvotech’s ability to obtain and maintain regulatory approval or authorizations of its products, including the timing or likelihood of expansion into additional markets or geographies; (11) the success of Alvotech’s current and future collaborations, joint ventures, partnerships or licensing arrangements; (12) Alvotech’s ability, and that of its commercial partners, to execute their commercialization strategy for approved products; (13) Alvotech’s ability to manufacture sufficient commercial supply of its approved products; (14) the outcome of ongoing and future litigation regarding Alvotech’s products and product candidates; (15) the impact of worsening macroeconomic conditions, including rising inflation and interest rates and general market conditions, conflicts in Ukraine, the Middle East and other global geopolitical tension, on the Company’s business, financial position, strategy and anticipated milestones; (16) Alvotech’s ability to meet the conditions precedent to close Facility and comply with the covenants of the Facility and (17) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in documents that Alvotech may from time to time file or furnish with the SEC. There may be additional risks that Alvotech does not presently know or that Alvotech currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Alvotech does not undertake any duty to update these forward-looking statements or to inform the recipient of any matters of which any of them becomes aware of which may affect any matter referred to in this communication. Alvotech disclaims any and all liability for any loss or damage (whether foreseeable or not) suffered or incurred by any person or entity as a result of anything contained or omitted from this communication and such liability is expressly disclaimed. The recipient agrees that it shall not seek to sue or otherwise hold Alvotech or any of its directors, officers, employees, affiliates, agents, advisors, or representatives liable in any respect for the provision of this communication, the information contained in this communication, or the omission of any information from this communication.

ALVOTECH INVESTOR RELATIONS AND GLOBAL COMMUNICATIONS
Benedikt Stefansson, VP
alvotech.ir@alvotech.com

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